Filed Pursuant to Rule 424(b)(5)
File Number 333-163135

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Common Stock, par value $0.001 per share	8,970,000	$38.50	$345,345,000	$19,270

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933 (the “Securities Act”).

Prospectus

7,800,000 Shares

Common Stock

We are offering 7,800,000 shares of common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SIVB”. On November 18, 2009 the closing price of our common stock on the NASDAQ Global Select Market was $39.73 per share.

	Per Share	Total
Public offering price	$38.50	$300,300,000
Underwriting discounts and commissions	$1.82875	$14,264,250
Proceeds to us, before expenses	$36.67125	$286,035,750

We have granted the underwriters an option for a period of 30 days to purchase up to 1,170,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions to cover over-allotments.

We expect that delivery of the shares will be made on or about November 24, 2009.

Investing in our common shares involves a high degree of risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of common stock to be offered and sold pursuant to this prospectus will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch

Co-Managers

Keefe, Bruyette & Woods
RBC Capital Markets
Sandler O’Neill + Partners, L.P.

The date of this Prospectus is November 18, 2009

You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus provided in connection with this offering. We have not authorized anyone to provide any information other than the information contained or incorporated by reference in this prospectus or any free writing prospectus provided in connection with this offering. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or any free writing prospectus provided in connection with this offering and in any documents incorporated by reference in this prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of any such document, or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since those dates. It is important for you to read and consider all the information contained in this prospectus, any free writing prospectus provided in connection with this offering and the documents incorporated by reference in this prospectus in making your investment decisions.

For investors outside the United States: we have not done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to the offering of our common stock described in this prospectus and the distribution of this prospectus or any free writing prospectus.

1

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated herein by reference. You should read the following summary together with the more detailed information appearing in this prospectus and the documents incorporated herein by reference, including our consolidated financial statements and related notes and risk factors, before deciding whether to purchase shares of our common stock. When we refer to “SVB Financial Group,” the “Company”, “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, including the Bank, unless the context otherwise requires or expressly indicated. When we refer to “SVB Financial,” “SVBFG” or the “Parent” we are referring only to the parent company, SVB Financial Group.

SVB Financial Group

SVB Financial is a diversified financial services company, as well as a bank holding company and financial holding company. It was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a variety of banking and financial products and services. For over 25 years, we have been dedicated to helping entrepreneurs succeed, especially in the technology, life science, venture capital/private equity and premium wine industries. We provide our clients of all sizes and stages with a diverse set of products and services to support them throughout their life cycles.

We offer commercial banking products and services through our principal subsidiary, Silicon Valley Bank (the “Bank”), which is a California state-chartered bank founded in 1983 and a member of the Federal Reserve System. Through its subsidiaries, the Bank also offers brokerage, investment advisory and asset management services. We also offer non-banking products and services, such as funds management, private equity investment and equity valuation services, through our subsidiaries and divisions.

We operate through 27 offices in the United States, as well as offices in China, India, Israel and the United Kingdom.

For reporting purposes, SVB Financial Group has four operating segments for which we report our financial information:

•

Global Commercial Bank provides solutions to the financial needs of commercial clients through lending, deposit products, cash management services, and global banking and trade products and services. It also serves the needs of our non-U.S. clients with global banking products, including loans, deposits and global finance, in key foreign entrepreneurial markets, where applicable.

•

Relationship Management provides banking products and services to our premium wine industry clients, including vineyard development loans, as well as a range of credit services to targeted high-net-worth individuals using both long-term secured and short-term unsecured lines of credit.

•

SVB Capital manages venture capital and private equity funds on behalf of SVB Financial Group and other third party limited partners. The SVB Capital family of funds is comprised of funds it manages, including funds of funds, such as our SVB Strategic Investors Funds, and co-investment funds, such as our SVB Capital Partners funds and SVB India Capital Partners fund.

•

Other Business Services includes the results of our Sponsored Debt Funds & Strategic Investments segment, which is comprised of our sponsored debt funds, Gold Hill Venture Lending funds, which provide secured debt typically to early-stage and mid-stage clients, and Partners for Growth funds, which provide secured debt primarily to mid-stage and late-stage clients, and certain strategic investments held by SVB Financial. Other Business Services also includes the results of SVB Analytics, which provides equity valuation and equity management services to private companies and venture capital firms.

Other Information

Our principal executive offices are located at 3003 Tasman Drive, Santa Clara, California 95054, and our telephone number is (408) 654-7400. We maintain a website at www.svb.com. We are not incorporating the contents of, or information accessible through, our website into this prospectus.

THE OFFERING

Common Stock Offered by Us	7,800,000

Common Stock Outstanding after the Offering	41,008,760

Over-allotment Option	1,170,000

Use of Proceeds	Subject to consultation with our banking regulators, we intend to notify the U.S. Treasury of our intent to repurchase all 235,000 shares of our outstanding Series B Fixed Rate Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”) and the warrant to purchase 708,116(1) shares of our common stock held by the U.S. Treasury under its Capital Purchase Program (“CPP”). The approvals of the U.S. Treasury and our banking regulators are required for the repurchase of these securities. We can make no assurances as to when, or if, we will receive such approvals. If we receive such approvals and elect to repurchase the Series B Preferred Stock and the warrant, we expect to fund any such repurchase with a portion of the net proceeds of this offering. The Series B Preferred Stock would be repurchased at its $1,000 per share liquidation amount, plus accrued and unpaid dividends (which were $1.5 million as of September 30, 2009), and the warrant would be repurchased at fair market value, as determined pursuant to the underlying purchase agreement. To the extent we do not use the net proceeds of this offering to repurchase the Series B Preferred Stock and the warrant, we intend to use the net proceeds for general corporate purposes, including working capital and continued lending to clients through the Bank.

Risk Factors	You should carefully consider the risk factors contained in and incorporated by reference in this prospectus before making an investment decision. See “Risk Factors” beginning on page 7.

NASDAQ Global Select Market Symbol	“SIVB”

(1)	Pursuant to the terms of the warrant, if we complete a Qualified Equity Offering (as defined in the warrant) of at least $235 million on or before December 31, 2009, the number of shares underlying the warrant will be reduced by 50% to a total of 354,058. Subject to final determination by the U.S. Treasury, the offering of securities under this prospectus is expected to be deemed a Qualified Equity Offering.

The number of shares of common stock that will be outstanding after this offering is based on 33,208,760 shares outstanding at October 30, 2009, and excludes:

•

3,530,306 shares of common stock issuable upon the exercise of options with a weighted average exercise price of $35.24 per share, and 410,813 shares of common stock issuable upon the vesting of restricted stock units, outstanding as of October 30, 2009;

•	5,421,241 shares of common stock issuable upon the exercise of warrants outstanding as of October 30, 2009, with a weighted average exercise price of $62.51 per share;

•	4,713,125 shares of common stock issuable upon the conversion of our $250 million 3.875% Senior Convertible Notes due 2011, as of October 30, 2009; and

•	2,090,850 additional shares of common stock available for future issuance under our under our 2006 Equity Incentive Plan, as of October 30, 2009.

Unless otherwise expressly stated or the context otherwise requires, information in this prospectus assumes that the option granted to the underwriters to purchase additional shares of common stock to cover over-allotments is not exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statements of income data for fiscal years 2006, 2007 and 2008 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary consolidated statements of income data for the first nine months of fiscal 2008 and 2009 and the summary consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. The unaudited consolidated financial data include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and the results for the first nine months of fiscal 2009, are not necessarily indicative of results to be expected for the full year 2009 or for any other period. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included in our annual report on Form 10-K for the year ended December 31, 2008 (as revised in our current report on Form 8-K filed on November 16, 2009) and our quarterly report on Form 10-Q for the quarter ended September 30, 2009, incorporated by reference into this prospectus.

	For the years ended December 31,			For the nine months ended September 30,
	2006	2007	2008	2008	2009
	(in thousands, except per share data and ratios)
Statements of Income Data:
Total interest income	$387,639	$443,386	$439,491	$325,841	$319,081
Total interest expense	35,182	67,544	70,896	53,656	39,071

Net interest income	352,457	375,842	368,595	272,185	280,010
Provision for loan losses	9,877	16,836	100,713	29,756	72,889

Net interest income after provision for loan losses	342,580	359,006	267,882	242,429	207,121
Total noninterest income	141,206	220,969	152,365	126,705	57,001
Total noninterest expense	322,503	346,469	312,887	251,057	255,959

Income before income tax expense	161,283	233,506	107,360	118,077	8,163
Income tax expense	65,782	84,581	52,213	51,350	21,605

Net income (loss) before cumulative effect of change in accounting principle	95,501	148,925	55,147	66,727	(13,442)
Cumulative effect of change in accounting principle, net of tax	192	—	—	—	—

Net income (loss) before noncontrolling interests	95,693	148,925	55,147	66,727	(13,442)
Net loss (income) attributable to noncontrolling interests	(6,308)	(28,596)	19,139	7,445	40,708

Net income attributable to SVBFG	$89,385	$120,329	$74,286	$74,172	$27,266

Preferred stock dividend and discount accretion	—	—	(707)	—	(10,636)
Net income available to common stockholders	$89,385	$120,329	$73,579	$74,172	$16,630

Earnings per common share-basic	$2.58	$3.54	$2.27	$2.30	$0.50
Earnings per common share-diluted	2.38	3.28	2.16	2.17	0.50

	For the years ended December 31,			For the nine months ended September 30,
	2006	2007	2008	2008	2009
	(in thousands, except per share data and ratios)
Selected Financial Results:
Return on average assets	1.66%	2.00%	1.00%	1.38%	0.33%
Return on average SVBFG stockholders’ equity	15.17	17.98	10.38	14.25	2.78
Net interest margin	7.38	7.19	5.72	5.85	3.79
Net charge-offs to average total gross loans	0.14	0.35	0.87	0.50	2.58
Nonperforming assets as a percentage of total assets	0.27	0.14	0.88	0.13	0.58
Allowance for loan losses as a percentage of total gross loans	1.22	1.13	1.93	1.13	1.85

Capital ratios:
Total risk-based capital ratio	13.95%	16.02%	17.58%	14.25%	19.23%
Tier 1 risk-based capital ratio	12.34	11.07	12.51	9.94	14.59
Tier 1 leverage ratio	12.46	11.91	13.00	10.80	9.71
Average SVBFG stockholders’ equity to average assets	10.94	11.12	9.72	9.72	9.35

	As of September 30, 2009
	Actual	As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and due from banks	$4,062,298	$4,348,334
Investment securities	3,491,281	3,491,281
Loans, net of unearned income	4,655,817	4,655,817
Allowance for loan losses	(86,713)	(86,713)
Total assets	12,538,603	12,824,639
Deposits	10,055,632	10,055,632
Short-term borrowings	52,285	52,285
Long-term debt	866,748	866,748
SVBFG stockholders’ equity	1,067,377	1,353,413

(1)	The as adjusted column above gives effect to the sale by us of 7,800,000 shares of our common stock in this offering at the public offering price of $38.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and does not reflect the use of net proceeds from this offering to repurchase 235,000 shares of our Series B Preferred Stock and the warrant to purchase 708,116 shares of our common stock issued to the U.S. Treasury. See “Capitalization.”

RISK FACTORS

An investment in our common stock is risky. Prior to making a decision about investing in our common stock, you should carefully consider the specific risks discussed under “Risk Factors” in this prospectus, together with all of the other information contained or incorporated by reference in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that currently do not appear material to us, may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of the securities being offered by this prospectus could decline, and you might lose all or part of your investment.

Risks Relating to Current Market Environment

The continuation or worsening of current market and economic conditions may adversely affect our industry, business, results of operations and ability to access capital.

The United States is currently in a serious economic downturn, as are economies around the world. Financial markets are volatile, business and consumer spending has declined, and overall business activities have slowed, including a slowdown over the past several quarters in mergers and acquisitions (“M&A”) and initial public offerings (“IPOs”) of companies—events upon which the venture capital and private equity community relies to “exit” their investments. Overall venture capital financing activity has also slowed in recent periods. If current market and economic conditions persist, our clients will continue to be adversely impacted, as will our investment returns, valuations of companies and overall levels of venture capital and private equity investments, which may have a material and adverse effect on our business, financial condition and results of operations. A worsening of these conditions could likely exacerbate the adverse effect on us.

As a result of current economic conditions, the capital and credit markets have been experiencing extreme volatility and disruption. SVB Financial depends on access to equity and debt markets as one of its primary sources to raise capital. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Recent and future legislation and regulatory initiatives to address current market and economic conditions may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy.

Recent and future legislative and regulatory initiatives to address current market and economic conditions, such as the Emergency Economic Stabilization Act of 2008 (“EESA”) or the American Recovery and Reinvestment Act of 2009 (“ARRA”), may not achieve their intended objectives, including stabilizing the U.S. banking system or reviving the overall economy. EESA was enacted in October 2008 to restore confidence and stabilize the volatility in the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. Treasury and banking regulators have implemented, and may continue to implement, various programs and legislation to address capital and liquidity issues in the banking system, including the Troubled Asset Relief Program (“TARP”), the Capital Purchase Program (“CPP”), President Obama’s Financial Stability Plan announced in February 2009, and the ARRA. There can be no assurance as to the actual impact that any of the recent or future legislative and regulatory initiatives will have on the financial markets and the overall economy. Any failure of these initiatives to help stabilize or improve the financial markets and the economy, and a continuation or worsening of current financial market and economic conditions could materially and adversely affect our business, financial condition, results of operations, access to credit and the trading price of our common stock.

Additional requirements under our regulatory framework, especially those imposed under ARRA, EESA or other legislation intended to strengthen the U.S. financial system, could adversely affect us.

Recent government efforts to strengthen the U.S. financial system, including the implementation of ARRA, EESA, and the Federal Deposit Insurance Corporation’s (“FDIC”) Temporary Liquidity Guaranty Program (“TLGP”), subject participants to additional regulatory fees and requirements, including corporate governance requirements, executive compensation restrictions, restrictions on declaring or paying dividends, restrictions on share repurchases, limits on executive compensation tax deductions and prohibitions against golden parachute payments. These requirements, and any other requirements that may be subsequently imposed, including further limitations on compensation, may have a material and adverse effect on our business, financial condition, and results of operations and may make it more difficult for us to attract and retain qualified executive officers and employees.

Credit Risks

If our clients fail to perform under their loans, our business, profitability and financial condition could be adversely affected.

As a lender, we face the risk that our client borrowers will fail to repay their loans when due. If borrower defaults cause large aggregate losses, it could have a material adverse effect on our business, profitability and financial condition. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are dependent to a great extent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience or are otherwise inconsistent or out of pattern with regards to our credit quality assessments. There can be no assurance that our allowance for loan losses will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, financial condition and results of operations.

Because of the credit profile of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile. We may need to make material provisions for loan losses in any period, which could reduce net income or increase net losses in that period.

Our loan portfolio has a credit profile different from that of most other banking companies. In addition, the credit profile of our clients varies across our loan portfolio, based on the nature of the lending we do for different market segments. In our portfolios for emerging-technology, early-stage and mid-stage companies, many of our loans are made to companies with modest or negative cash flows and no established record of profitable operations. Repayment of these loans is dependent upon receipt by borrowers of additional equity financing from venture capitalists or others, or in some cases, a successful sale to a third party or a public offering. In recent periods, due to the overall weakening of the economic environment, venture capital financing activity has slowed, and IPOs and M&A activities have slowed significantly. If economic conditions worsen or do not improve, such activities may slow down even further. Venture capital firms may provide financing at lower levels, more selectively or on less favorable terms, which may have an adverse effect on our borrowers that are otherwise dependent on such financing to repay their loans to us. Moreover, collateral for many of our loans often includes intellectual property, which is difficult to value and may not be readily salable in the case of default. Because of the intense competition and rapid technological change that characterizes the companies in the technology and life science industry sectors, a borrower’s financial position can deteriorate rapidly.

Additionally, we may enter into accounts receivable financing arrangements with our company clients. The repayment of these arrangements is dependent on the financial condition, and payment ability, of third parties with whom our clients do business. Such third parties may be unable to meet their financial obligations to our clients, especially in a weakened economic environment.

In our portfolio of venture capital and private equity firm clients, many of our clients have capital call lines of credit, the repayment of which is dependent on the payment of capital calls by the underlying limited partner investors in the funds managed by these firms. These limited partner investors may face liquidity issues or have difficulties meeting their financial commitments, especially during unstable economic times, which may lead to our clients’ inability to meet their repayment obligations to us.

Additionally, we have been increasing our efforts to lend to corporate technology clients, including some companies with greater levels of debt relative to their equity, and have increased the average size of our loans over time. At September 30, 2009, our gross loan portfolio included a total of $888.5 million, or 18.9 percent, of individual loans greater than $20 million. Increasing our larger loan commitments could increase the impact on us of any single borrower default.

For all of these reasons, our level of nonperforming loans, loan charge-offs and allowance for loan losses can be volatile and can vary materially from period to period. Increases in our level of nonperforming loans or loan charge-offs may require us to increase our provision for loan losses in any period, which could reduce our net income or cause net losses in that period. Additionally, such increases in our level of nonperforming loans or loan charge-offs may also have an adverse effect on our credit ratings and market perceptions of us.

The borrowing needs of our clients may be volatile, especially during a challenging economic environment. We may not be able to meet our unfunded credit commitments, or adequately reserve for losses associated with our unfunded credit commitments, which could have a material effect on our business, financial condition, results of operations and reputation.

A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is reflected off our balance sheet. At September 30, 2009, we had $4.8 billion in total unfunded credit commitments. Actual borrowing needs of our clients may exceed our expected funding requirements, especially during a challenging economic environment when our client companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from more discerning and selective venture capital/private equity firms. In addition, limited partner investors of our venture capital/private equity fund clients may fail to meet their underlying investment commitments due to liquidity or other financing issues, which may impact our clients’ borrowing needs. Any failure to meet our unfunded credit commitments in accordance with the actual borrowing needs of our clients may have a material adverse effect on our business, financial condition, results of operations and reputation.

Additionally, we establish a reserve for losses associated with our unfunded credit commitments. The level of the reserve for unfunded credit commitments is determined by following a methodology similar to that used to establish our allowance for loan losses in our funded loan portfolio. The reserve is based on credit commitments outstanding, credit quality of the loan commitments, and management’s estimates and judgment, and is susceptible to significant changes. There can be no assurance that our reserve for unfunded credit commitments will be adequate to provide for actual losses associated with our unfunded credit commitments. An increase in the reserve for unfunded credit commitments in any period may result in a charge to our earnings, which could reduce our net income or increase net losses in that period.

Market/Liquidity Risks

Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread, or a sustained period of low market interest rates, could have a material adverse effect on our business, results of operations or financial condition.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on amounts used to fund assets and the interest rates and fees we receive on our interest-earning assets. We fund assets using deposits and other borrowings. While we are increasingly offering more interest-bearing deposit products, a majority of our deposit balances are from our non-interest bearing products. Our interest-earning assets include outstanding loans extended to our clients and securities held in our investment portfolio. Overall, the interest rates we pay on our interest-bearing liabilities and receive on our interest-earning assets, and our level of interest rate spread, could be affected by a variety of factors, including changes in market interest rates, competition, and a change over time in the mix of loans, investment securities, deposits and other liabilities on our balance sheet.

Changes in market interest rates, such as the Federal Funds rate, generally impact our interest rate spread. While changes in interest rates do not produce equivalent changes in the revenues earned from our interest-earning assets and the expenses associated with our interest-bearing liabilities, increases in market interest rates will nevertheless likely cause our interest rate spread to increase. Conversely, if interest rates decline, our interest rate spread will likely decline. Recent decreases in market interest rates have caused our interest rate spread to decline significantly, which has reduced our net income. Sustained low levels of market interest rates will likely continue to put pressure on our profitability. Unexpected interest rate declines may also adversely affect our business forecasts and expectations. Interest rates are highly sensitive to many factors beyond our control, such as inflation, recession, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies.

Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, equity/debt offerings and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a reduction in our credit ratings, an increase in costs of capital in financial capital markets, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, or a decrease in depositor or investor confidence in us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole.

Additionally, our credit ratings are important to our liquidity and our business. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, and limit our access to the capital markets. Moreover, a reduction in our credit ratings could increase the interest rates we pay on deposits, or adversely affect perceptions about our creditworthiness or our overall reputation.

Equity warrant asset, venture capital and private equity funds and direct equity investment portfolio gains or losses depend upon the performance of the portfolio investments and the general condition of the public equity markets, which are uncertain and may vary materially by period.

We obtain rights to acquire stock in the form of equity warrant assets in certain clients in connection with negotiated credit facilities and for other services. We also make investments in venture capital and private equity funds and direct investments in companies. The fair value of these warrants and investments are reflected in our financial statements and adjusted on a quarterly basis. Fair value changes are generally recorded as unrealized gains or losses through consolidated net income. The timing and amount of changes in fair value, if any, of these financial instruments depend upon factors beyond our control, including the performance of the underlying companies, fluctuations in the market prices of the preferred or common stock of the underlying companies, general volatility and interest rate market factors, and legal and contractual restrictions. The timing and amount of our realization of actual net proceeds, if any, from the disposition of these financial instruments depend upon factors beyond our control, including investor demand for IPOs, levels of M&A activity, legal and contractual restrictions on our ability to sell the instruments, and the perceived and actual performance and future value of portfolio companies. Because of the inherent variability of these financial instruments and the markets in which they are bought and sold, the fair market value of these financial instruments might increase or decrease materially, and the net proceeds realized upon disposition might be less than the then-current recorded fair market value.

We cannot predict future realized or unrealized gains or losses, and any such gains or losses are likely to vary materially from period to period. Additionally, the value of our equity warrant asset portfolio depends on the number of warrants we obtain, and in future periods, we may not be able to continue to obtain such equity warrant assets to the same extent we have historically.

Public equity offerings and mergers and acquisitions involving our clients or a slowdown in venture capital investment levels may reduce the borrowing needs of our clients, which could adversely affect our business, profitability and financial condition.

While an active market for public equity offerings and mergers and acquisitions generally has positive implications for our business, one negative consequence is that our clients may pay off or reduce their loans with us if they complete a public equity offering, are acquired by or merge with another entity or otherwise receive a significant equity investment. The current economic conditions reflect a slowdown in such transactions, however if the levels of such transactions were to increase, our total outstanding loans may decline. Moreover, our capital call lines of credit are typically utilized by our venture capital fund clients to make investments prior to receipt of capital called from their respective limited partners. A slowdown in overall venture capital investment levels may reduce the need for our clients to borrow from our capital call lines of credit. Any significant reduction in the outstanding amounts of our loans or under our lines of credit could have a material adverse effect on our business, results of operations and financial condition.

Failure to raise additional funds from third-party investors for our funds managed by SVB Capital may require us to use capital to fund commitments to other funds, which may have a material adverse effect on our business, financial condition and reputation.

From time to time, we form new investment funds through our funds management division, SVB Capital. These funds include funds that invest in other venture capital and private equity funds (which we refer to as funds of funds) and portfolio companies (which we refer to as direct equity funds). Our managed funds are typically structured as limited partnerships, heavily funded by third party limited partners and ultimately managed by us through our SVB Capital division. SVB Financial typically will also make a significant capital commitment to each of these funds as a limited partner.

Prior to forming a new fund of funds, SVB Financial has made and may make investment commitments intended for the new fund, in order to show potential investors the types of funds in which the new fund will invest. Until these investments are transferred to the new fund, which typically will occur upon the acceptance of binding commitments from third-party limited partners (the “closing”), these investments are obligations of SVB Financial. If we fail to attract sufficient capital from third-party investors to conduct the closing of a fund of funds, we may be required to permanently allocate capital to these investments when we otherwise had intended them to be temporary obligations. If, under such circumstances, we decide to sell these investments or fail to meet our obligations, we may lose some or all of the capital that has already been deployed and may be subject to legal claims. Any unexpected permanent allocation of capital toward these investments, loss of capital contributed to these investments or legal claims against us could have a material adverse effect on our business and financial condition, as well as our reputation.

The soundness of other financial institutions could adversely affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. Many of these transactions expose us to credit and market risk that may cause our counterparty or client to default. In addition, we are exposed to market risk when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the secured obligation. There is no assurance that any such losses would not materially and adversely affect our business, results of operations and financial condition.

Operational Risks

If we fail to retain our key employees or recruit new employees, our growth and profitability could be adversely affected.

We rely on key personnel, including a substantial number of employees who have technical expertise in their subject matter area and/or a strong network of relationships with individuals and institutions in the markets we serve. If we were to have less success in recruiting and retaining these employees than our competitors, for reasons including regulatory restrictions on compensation practices (such as those under EESA as amended by the ARRA or in connection with recent proposed compensatory guidance issued by the Federal Reserve Board) or the availability of more attractive opportunities elsewhere, our growth and profitability could be adversely affected.

The manner in which we structure our employee compensation could adversely affect our results of operations and cash flows, as well as our ability to attract, recruit and retain key employees.

In May 2006, in an effort to align our equity grant rate to that of other financial institutions similar to us, we committed to restrict the total number of shares of our common stock issued under stock options, restricted stock awards, restricted stock unit awards, stock bonus awards and any other equity awards granted during a fiscal year as a percentage of the total number of shares outstanding on a prospective basis. In light of this restriction, we may in the future consider taking other actions to modify employee compensation structures, such as granting cash bonus compensation or other cash-settled forms of equity compensation, which may result in an additional charge to our earnings.

How we structure our equity compensation may also have an adverse effect on our ability to attract, recruit and retain key employees. Our decision in May 2006 to reduce equity awards to be granted on a prospective basis, and any other similar changes limiting our equity awards that we may adopt in the future, could negatively impact our hiring and retention strategies. Moreover, current economic conditions have reduced our share price, causing existing employee options and equity awards to have exercise prices higher—in some cases, meaningfully higher—than our current share price. These factors could adversely affect our ability to attract, recruit and retain certain key employees.

The occurrence of breaches of our information security could have a material adverse effect on our business, financial condition and results of operations.

Information pertaining to us and our clients are maintained, and transactions are executed, on our internal networks and internet-based systems, such as our online banking system. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our clients against fraud and to maintain our clients’ confidence. Increases in criminal activity levels, advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and to protect data about us, our clients and underlying transactions, as well as the technology used by our clients to access our systems. Although we have developed systems and processes that are designed to detect and prevent security breaches and periodically test our security, failure to mitigate breaches of security could result in losses to us or our clients, result in a loss of business and/or clients, cause us to incur additional expenses, affect our ability to grow our online services or other businesses, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

More generally, publicized information security problems could inhibit the growth of the Internet as a means of conducting commercial transactions. Our ability to provide financial services over the Internet would be severely impeded if clients became unwilling to transmit confidential information online. As a result, our business, financial condition and results of operations could be adversely affected.

We face risks associated with the ability of our information technology systems and our people and processes to support our operations and future growth effectively.

In order to serve our target clients effectively, we have developed a comprehensive array of banking and other products and services. In order to support these products and services, we have developed and purchased or licensed information technology and other systems and processes. As our business continues to grow, we will continue to invest in and enhance these systems, and our people and processes. These investments and enhancements may affect our future profitability and overall effectiveness. From time to time, we may change, consolidate, replace, add or upgrade existing systems or processes, which if not implemented properly to allow for an effective transition, may have an adverse effect on our operations. Or, we may outsource certain operational functions to consultants or other third parties to enhance our overall efficiencies, which if not performed properly, could also, have an adverse effect on us. There can be no assurance that we will be able to effectively maintain or improve our systems and processes, or utilize outsourced talent, to meet our business needs efficiently. Any failure of such could adversely affect our operations, financial condition, results of operations, future growth and reputation.

Business disruptions and interruptions due to natural disasters and other external events beyond our control can adversely affect our business, financial condition and results of operations.

Our operations can be subject to natural disasters and other external events beyond our control, such as earthquakes, fires, severe weather, public health issues, power failures, telecommunication loss, major accidents, terrorist attacks, acts of war, and other natural and man-made events. Our corporate headquarters and a portion of our critical business offices are located in California near major earthquake faults. Such events of disaster, whether natural or attributable to human beings, could cause severe destruction, disruption or interruption to our operations or property. Financial institutions, such as us, generally must resume operations promptly following any interruption. If we were to suffer a disruption or interruption and were not able to resume normal operations within a period consistent with industry standards, our business could suffer serious harm. In addition, depending on the nature and duration of the disruption or interruption, we might be vulnerable to fraud, additional expense or other losses, or to a loss of business and/or clients. We are in the process of implementing our business continuity and disaster recovery program, which is a multi-year effort. We began implementing the program during 2005, but it has not yet been completed. There is no assurance that our business continuity and disaster recovery program can adequately mitigate the risks of such business disruptions and interruptions.

Additionally, natural disasters and external events could affect the business and operations of our clients, which could impair their ability to pay their loans or fees when due, impair the value of collateral securing their loans, cause our clients to reduce their deposits with us, or otherwise adversely affect their business dealings with us, any of which could have a material adverse effect on our business, financial condition and results of operations.

We face reputation and business risks due to our interactions with business partners, service providers and other third parties.

We rely on third parties, both in the United States and internationally in countries such as India, in a variety of ways, including to provide key components of our business infrastructure or to further our business objectives. These third parties may provide services to us and our clients or serve as partners in business activities. We rely on these third parties to fulfill their obligations to us, to accurately inform us of relevant information and to conduct their activities professionally and in a manner that reflects positively on us. Any failure of our business partners, service providers or other third parties to meet their commitments to us or to perform in accordance with our expectations could harm our business and operations, financial performance, strategic growth or reputation.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, under our accounts receivable financing arrangements, we rely on information, such as invoices, contracts and other supporting documentation, provided by our clients and their account debtors to determine the amount of credit to extend. Similarly, in deciding whether to extend credit, we may rely upon our customers’ representations that their financial statements conform to U.S. generally accepted accounting principles (“GAAP”) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We also may rely on customer representations and certifications, or other audit or accountants’ reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting and reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Our accounting policies and methods are key to how we report our financial condition and results of operations. They require management to make judgments and estimates about matters that are uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management’s judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative.

Changes in accounting standards could materially impact our financial statements.

From time to time, the Financial Accounting Standards Board (“FASB”) or the Securities and Exchange Commission (“SEC”) may change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how these standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, or apply an existing standard differently, also retroactively, in each case resulting in our revising or restating prior period financial statements.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. We may also face regulatory enforcement or other actions, including the potential delisting of our securities from NASDAQ. This could have an adverse effect on our business, financial condition and results of operations, including our stock price, and could potentially subject us to litigation.

Legal/Regulatory Risks

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business.

SVB Financial Group, including the Bank, is extensively regulated under federal and state laws and regulations governing financial institutions, including those imposed by the FDIC, the Federal Reserve and the California Department of Financial Institutions. Federal and state laws and regulations govern, limit or otherwise affect the activities in which we may engage and may affect our ability to expand our business over time. In addition, a change in the applicable statutes, regulations or regulatory policy could have a material effect on our business, including limiting the types of financial services and products we may offer or increasing the ability of nonbanks to offer competing financial services and products. These laws and regulations also require financial institutions, including SVB Financial and the Bank, to maintain certain minimum levels of capital, which may require us to raise additional capital in the future or affect our ability to use our capital resources for other business purposes. In addition, increased regulatory requirements, whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may have a material adverse effect on our business, financial condition and results of operations.

If we were to violate international, federal or state laws or regulations governing financial institutions, we could be subject to disciplinary action that could have a material adverse effect on our business, financial condition, results of operations and reputation.

International, federal and state banking regulators possess broad powers to take supervisory or enforcement action with respect to financial institutions. Other regulatory bodies, including the SEC, NASDAQ, the Financial Industry Regulatory Authority (“FINRA”) and state securities regulators, regulate broker-dealers, including our subsidiary, SVB Securities. If SVB Financial Group were to violate, even if unintentionally or inadvertently, the laws governing public companies, financial institutions and broker-dealers, the regulatory authorities could take various actions against us, depending on the severity of the violation, such as revoking necessary licenses or authorizations, imposing censures, civil money penalties or fines, issuing cease and desist or other supervisory orders, and suspending or expelling from the securities business a firm, its officers or employees. Supervisory actions could result in higher capital requirements or the need for us to raise additional capital, higher insurance premiums and limitations on the activities of SVB Financial Group. These remedies and supervisory actions could have a material adverse effect on our business, financial condition, results of operations and reputation.

SVB Financial relies on dividends from its subsidiaries for most of its cash revenues.

SVB Financial is a holding company and is a separate and distinct legal entity from its subsidiaries. It receives substantially all of its cash revenues from dividends from its subsidiaries, primarily the Bank. These dividends are the principal source of funds to pay operating costs, borrowings, if any, and dividends, should SVB Financial elect to pay any. Various federal and state laws and regulations limit the amount of dividends that our bank and certain of our nonbank subsidiaries may pay to SVB Financial. Also, SVB Financial’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

Strategic/Reputation Risks

Adverse changes in domestic or global economic conditions, especially in our industry niches, could have a material adverse effect on our business, growth and profitability.

Overall deterioration in domestic or global economic conditions, especially in the technology, life science, venture capital/private equity and premium wine industry niches or overall financial capital markets, may materially adversely affect our business, growth and profitability. A global, U.S. or significant regional economic slowdown or recession, such as the current economic downturn, could harm us by adversely affecting our clients’ and prospective clients’ access to capital to fund their businesses, their ability to sustain and grow their businesses, the level of funds they have available to maintain deposits, their demand for loans, their ability to repay loans and otherwise.

Concentration of risk increases the potential for significant losses.

Concentration of risk increases the potential for significant losses in our business. Our clients are concentrated by industry niches: technology, life science, venture capital/private equity and premium wine. Many of our client companies are concentrated by certain stages within their life cycles, such as early-stage or mid-stage, and many of these companies are venture capital-backed. Our loan concentrations are derived from our borrowers engaging in similar activities or types of loans extended to a diverse group of borrowers that could cause those borrowers to be similarly impacted by economic or other conditions. Any adverse effect on any of our areas of concentration could have a material impact on our business, results of operations and financial condition. Due to our concentrations, we may suffer losses even when economic and market conditions are generally favorable for our competitors.

Decreases in the amount of equity capital available to our portfolio companies could adversely affect our business, growth and profitability.

Our core strategy is focused on providing banking products and services to companies, including in particular to emerging technology stage to mid-stage companies, that receive financial support from sophisticated investors, including venture capital or private equity firms, “angels,” and corporate investors. We derive a meaningful share of our deposits from these companies and provide them with loans as well as other banking products and services. In some cases, our lending credit decision is based on our analysis of the likelihood that our venture capital or angel-backed client will receive additional rounds of equity capital from investors. If the amount of capital available to such companies decreases, it is likely that the number of new clients and investor financial support to our existing borrowers could decrease, which could have an adverse effect on our business, profitability and growth prospects.

Among the factors that have affected and could in the future affect the amount of capital available to our portfolio companies are the receptivity of the capital markets, the prevalence of IPO’s or mergers and acquisitions of companies within our technology and life science industry sectors, the availability and return on alternative investments and general economic conditions in the technology, life science and venture capital/private equity industries. Reduced capital markets valuations could reduce the amount of capital available to our client companies, including companies within our technology and life science industry sectors.

Because our business and strategy are largely based on this venture capital/private equity financing framework focused on our particular client niches, any material changes in the framework, including adverse trends in investment or fundraising levels, may have a materially adverse effect on our business, strategy and overall profitability.

We face competitive pressures that could adversely affect our business, results of operations, financial condition and future growth.

Other banks and specialty and diversified financial services companies and debt funds, many of which are larger than we are, offer lending, leasing, other financial products and advisory services to our client base. In addition, we compete with hedge funds and private equity funds. In some cases, our competitors focus their marketing on our industry sectors and seek to increase their lending and other financial relationships with technology companies or special industries such as wineries. In other cases, our competitors may offer a broader range of financial products to our clients. When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges, which could adversely affect our business, results of operations, financial condition and future growth. Similarly, competitive pressures could adversely affect the business, results of operations, financial condition and future growth of our non-banking services, including our access to capital and attractive investment opportunities for our funds business.

Our ability to maintain or increase our market share depends on our ability to meet the needs of existing and future clients.

Our success depends, in part, upon our ability to adapt our products and services to evolving industry standards and to meet the needs of existing and potential future clients. A failure to achieve market acceptance for any new products we introduce, a failure to introduce products that the market may demand, or the costs associated with developing, introducing and providing new products and services could have an adverse effect on our business, results of operations, growth prospects and financial condition.

We face risks in connection with our strategic undertakings.

If appropriate opportunities present themselves, we may engage in strategic activities, which could include acquisitions, joint ventures, partnerships, investments or other business growth initiatives or undertakings. There can be no assurance that we will successfully identify appropriate opportunities, that we will be able to negotiate or finance such activities or that such activities, if undertaken, will be successful.

In order to finance future strategic undertakings, we might obtain additional equity or debt financing. Such financing might not be available on terms favorable to us, or at all. If obtained, equity financing could be dilutive and the incurrence of debt and contingent liabilities could have a material adverse effect on our business, results of operations and financial condition.

Our ability to execute strategic activities successfully will depend on a variety of factors. These factors likely will vary based on the nature of the activity but may include our success in integrating the operations, services, products, personnel and systems of an acquired company into our business, operating effectively with any partner with whom we elect to do business, retaining key employees, achieving anticipated synergies, meeting management’s expectations and otherwise realizing the undertaking’s anticipated benefits. Our ability to address these matters successfully cannot be assured. In addition, our strategic efforts may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny. If we do not successfully execute a strategic undertaking, it could adversely affect our business, financial condition, results of operations, reputation and growth prospects. In addition, if we were to conclude that the value of an acquired business had decreased and that the related goodwill had been impaired, that conclusion would result in an impairment of goodwill charge to us, which would adversely affect our results of operations.

We face risks associated with international operations.

One component of our strategy is to expand internationally. To date, we have opened offices in China, India, Israel and the United Kingdom. We plan to expand our operations in those locations and may expand beyond these countries. Our efforts to expand our business internationally carry with them certain risks, including risks arising from the uncertainty regarding our ability to generate revenues from foreign operations. In addition, there are certain risks inherent in doing business on an international basis, including, among others, legal, regulatory and tax requirements and restrictions, uncertainties regarding liability, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, differing technology standards or customer requirements, political and economic risks and financial risks, including currency and payment risks. These risks could adversely affect the success of our international operations and could have a material adverse effect on our overall business, results of operations and financial condition. In addition, we face risks that our employees may fail to comply with applicable laws and regulations governing our international operations, including the U.S. Foreign Corrupt Practices Act and foreign laws and regulations, which could have a material adverse effect on us.

Our business reputation is important and any damage to it could have a material adverse effect on our business.

Our reputation is very important to sustain our business, as we rely on our relationships with our current, former and potential clients and stockholders, the venture capital and private equity communities and the industries that we serve. Any damage to our reputation, whether arising from regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and exchange listing requirements, negative publicity, or our conduct of our business or otherwise could have a material adverse effect on our business.

Risks Relating to the Offering

Our common stock price may be subject to significant fluctuations and volatility.

The market price of our common stock has been subject to significant fluctuations since the date of our initial public offering. These fluctuations could continue. In addition to the risk factors discussed in this section, among the factors that could affect our stock price are:

•	actual or anticipated quarterly variations in our operating results;

•	litigation or threats of litigation;

•	changes in revenues or earnings estimates or publication of research reports by analysts;

•	reports or speculation in the press, industry publications, internet communities, or investment community;

•	actions by institutional stockholders or financial analysts;

•	short-selling of our common stock;

•	general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	regulatory developments; and

•	other developments related to the financial services industry.

The stock markets in general have experienced high volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

Except as described under “Underwriting,” we are not restricted from issuing additional shares of common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common or preferred stock. The issuance of any additional shares of common or of preferred stock or convertible securities could be substantially dilutive to holders of our common stock. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.

Our common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of our common stock are equity interests and do not constitute indebtedness. As such, shares of our common stock will rank junior to all indebtedness and other non-equity claims on us (including claims of our depositors) with respect to assets available to satisfy such claims. Additionally, holders of our common stock are subject to certain legal and regulatory restrictions on our ability to pay dividends and the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

We intend to use a portion of the net proceeds of this offering to repurchase all 235,000 shares of our outstanding Series B Preferred Stock and warrant to purchase 708,116 shares of our common stock held by the U.S. Treasury under the CPP. We have not determined when we will seek the approval of our banking regulators to repurchase the Series B Preferred Stock and warrant, and no assurance can be given that such approval will be granted. To the extent we do not repurchase the Series B Preferred Stock and the warrant, we intend to retain and invest the net proceeds of this offering pending our use of the net proceeds for general corporate purposes, including working capital and continued lending to clients through the Bank. Our management will retain broad discretion with respect to the allocation of the net proceeds of this offering. The net proceeds may be applied in ways with which you and the other investors in the offering may not agree, and to the extent not used, may result in an excess of capital. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable.

We may not be able to repurchase the Series B Preferred Stock and the warrant sold to the U.S. Treasury as soon as we desire or at all, which would mean that we would continue to operate under the restrictions imposed by the U.S. Treasury under the Capital Purchase Program, and such restrictions may have adverse effects on our business.

As described in “Use of Proceeds,” we intend to use a portion of the net proceeds of this offering to repurchase the Series B Preferred Stock and the warrant we previously sold to the U.S. Treasury under the CPP. The repurchase of the Series B Preferred Stock and the warrant are subject to regulatory approval. We can make no assurances as to when, or if, we will receive such approval. Until such time as we repurchase the Series B Preferred Stock, we intend to retain and invest the net proceeds and will remain subject to the respective terms and conditions set forth in the agreements we entered into with the U.S. Treasury under the CPP, including our obligation to increase the dividend rate on the Series B Preferred Stock to 9% commencing in December 2013. Among other things, prior to December 12, 2011, unless we have redeemed all of the Series B Preferred Stock or the U.S. Treasury has transferred all of the Series B Preferred Stock to third parties, the consent of the U.S. Treasury would be required for us to pay a common stock dividend, except in limited circumstances. Further, the continued existence of the CPP investment subjects us to increased regulatory and legislative oversight. The current requirements under the ARRA and EESA and future legal requirements and implementing standards under the CPP, which may apply retroactively, may have adverse effects on us and on the financial services industry as a whole. They may require us to expend significant time, effort and resources to ensure compliance, and the evolving regulations concerning executive compensation may impose limitations on us that affect our ability to compete successfully for executive and management talent.

An entity holding as little as a 5% interest in our outstanding common stock could, under certain circumstances, be subject to regulation as a “bank holding company.”

Any entity (including a “group” composed of natural persons) owning or controlling with the power to vote 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over us, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended, or the Bank Holding Company Act. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain 5% or more of our outstanding common stock and (2) any person not otherwise defined as a company by the Bank Holding Company Act and its implementing regulations may be required to obtain the approval of the Federal Reserve under the Change in Bank Control Act to acquire or retain 10% or more of our outstanding common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our common stock or such nonbanking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference include, and any free writing prospectuses provided in connection with this offering may include, forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Broadly speaking, forward-looking statements include, without limitation, the following:

•

Projections of our net interest income, noninterest income, earnings per share, noninterest expenses, including professional service, compliance, compensation and other costs, cash flows, balance sheet positions, capital expenditures, and capitalization or other financial items;

•	Descriptions of strategic initiatives, plans or objectives of our management for future operations, including pending acquisitions;

•	Forecasts of venture capital/private equity funding levels;

•	Forecasts of future interest rates, economic performance, and income on investments;

•	Forecasts of expected levels of provisions for loan losses, loan growth and client funds;

•	Descriptions of assumptions underlying or relating to any of the foregoing;

In this prospectus, we incorporate by reference forward-looking statements, including but not limited to those discussing our management’s expectations about:

•	Use of the net proceeds from the offering, including our repurchase of the Series B Preferred Stock and warrant and the estimated repurchase price for such securities;

•	Economic conditions and associated impact on us;

•	Business and financial performance of our business;

•	Future interest rates and the sensitivity of our interest-earning assets and interest-earning liabilities to interest rates, and impact to earnings from a change in interest rates;

•	Realization, timing and performance of investments in equity securities and other investments;

•	Growth in loan and deposit balances, including levels of interest-bearing deposits;

•	Credit quality of our loan portfolio, including levels of non-performing loans and charge-offs;

•	Capital and liquidity provided by funds generated through retained earnings;

•	Ability to meet our liquidity requirements through our portfolio of liquid assets;

•	Ability to expand on opportunities to increase our liquidity;

•	Use of capital;

•	Sufficiency of our capital, including in the event of credit losses;

•	Adequacy of reserves and appropriateness of methodology for calculating our reserves;

•	Volatility of performance of our equity portfolio;

•	Introduction of new products, including deposit products;

•	Extent to which our products and services will meet changing client needs;

•	Ability to compete in various markets;

•	Effect of application of certain accounting pronouncements;

•	Effect of certain lawsuits and claims;

•	Impact of changes in tax benefits;

•	Sensitivity of our interest-earning assets and interest-bearing liabilities to interest rates, and the impact to earnings from a change in interest rates;

•	Management of our liquidity position;

•	Levels and trends of nonperforming loans;

•	Activities for which capital will be used or required;

•	Financial impact of continued growth of our funds management business;

•	Expansion and growth of our noninterest income sources;

•	Profitability of our products and services;

•	Venture capital and private equity funding and investment levels;

•	Strategic initiatives;

•	Management of interest rate risks;

•	Recovery of unrealized losses from investments;

•	Stock repurchase levels;

•	Incurrence of losses related to credit card guarantees;

•	Realization of tax assets;

•	Performance of obligations by counterparties; and

•	Formation of new investment funds and the transfer of certain of our investment commitments to those funds.

You can identify these and other forward-looking statements by the use of words such as “becoming”, “may”, “will”, “should”, “predicts”, “potential”, “continue”, “anticipates”, “believes”, “estimates”, “seeks”, “expects”, “plans”, “intends”, the negative of such words, or comparable terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we have based these expectations on our beliefs as well as our assumptions, and such expectations may prove to be incorrect. Our actual results of operations and financial performance could differ significantly from those expressed in or implied by our management’s forward-looking statements. For other factors, risks, uncertainties and assumptions that could cause our actual results of operations and financial performance to differ significantly from those expressed in or implied by our management’s forward-looking statements, please see the “Risk Factors” section provided above and in portions of our periodic reports filed with the SEC and incorporated by reference in this prospectus. There is no assurance that any list of risks and uncertainties or risk factors is complete.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus, the documents incorporated by reference herein or any free writing prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements are based on information available to us on the date of the document that contains the forward-looking statements, and we assume no obligation to update any such forward-looking statements.

Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to review any additional disclosures we make in the documents we subsequently file with the SEC that are incorporated by reference in this prospectus, as well as any free writing prospectus provided to you in connection with the offering of common stock. See “Where You Can Find Additional Information.”

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 7,800,000 shares of our common stock that we are offering hereby at the public offering price of $38.50 per share will be approximately $286 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $329 million.

Subject to consultation with our banking regulators, we intend to notify the U.S. Treasury of our intent to repurchase all 235,000 shares of our outstanding Series B Preferred Stock and the warrant to purchase up to 708,116 shares of our common stock held by the U.S. Treasury under the CPP. The approvals of the U.S. Treasury and our banking regulators are required for the repurchase of these securities. We can make no assurances as to when, or if, we will receive such approvals. If we receive such approvals and elect to repurchase the Series B Preferred Stock and the warrant, we expect to fund any such repurchase with a portion of the net proceeds of this offering. The Series B Preferred Stock would be repurchased at its $1,000 per share liquidation amount, plus accrued and unpaid dividends (which were $1.5 million as of September 30, 2009), and the warrant would be repurchased at fair market value, as determined pursuant to the underlying purchase agreement. Pursuant to the terms of the warrant, if we complete a Qualified Equity Offering (as defined in the warrant) of at least $235 million on or before December 31, 2009, the number of shares underlying the warrant will be reduced by 50% to a total of 354,058. Subject to the final determination by the U.S. Treasury, the offering of securities under this prospectus is expected to be deemed a Qualified Equity Offering.

To the extent we do not use a portion of the net proceeds of this offering to repurchase the Series B Preferred Stock and the warrant, we intend to use the net proceeds for general corporate purposes, including working capital and continued lending to clients through the Bank.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SIVB.” The following table sets forth the high and low sale prices of our common stock as reported on the NASDAQ Global Select Market during the periods indicated.

	High	Low
2007
First Quarter	$50.59	$45.91
Second Quarter	54.65	47.43
Third Quarter	55.48	46.12
Fourth Quarter	53.11	45.97

2008
First Quarter	$50.68	$41.96
Second Quarter	52.20	39.68
Third Quarter	69.90	42.88
Fourth Quarter	63.26	23.49

2009
First Quarter	$26.48	$11.58
Second Quarter	31.82	15.61
Third Quarter	44.63	23.63
Fourth Quarter (through November 18, 2009)	45.83	39.21

The last reported sale price for our common stock as reported on the NASDAQ Global Select Market is set forth on the cover page of this prospectus. On November 12, 2009, there were approximately 1,148 holders of record of our common stock.

DIVIDEND POLICY

We have not paid cash dividends on our common stock since 1992. Under the terms of our participation in the CPP, we may not, without the prior consent of the Treasury, pay any dividend on our common stock prior to the earlier of December 12, 2011 and the date on which the outstanding shares of Series B Preferred Stock issued to the Treasury have been redeemed in whole or transferred to a third party.

Our ability to pay cash dividends is also limited by generally applicable corporate and banking laws and regulations. See “Business-Supervision and Regulation—Restrictions on Dividends” under Part I, Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2008 and Note 20- “Regulatory Matters” of the “Notes to the Consolidated Financial Statements” under Part II, Item 8 of our annual report on Form 10-K for the year ended December 31, 2008 for additional discussion on restrictions and limitations on the payment of dividends imposed on us by government regulations.

We do not have any current plans to pay cash dividends on our common stock.

CAPITALIZATION

The following table shows our cash and due from banks, short term borrowings, long-term debt and capitalization as of September 30, 2009:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale by us of 7,800,000 shares of our common stock in this offering at the public offering price of $38.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and does not reflect the use of any of the net proceeds from this offering to repurchase 235,000 shares of our Series B Preferred Stock or the warrant to purchase 708,116 shares of our common stock issued to the U.S. Treasury.

	As of September 30, 2009
	Actual	As Adjusted(1)
	(in thousands, except per share data)
Cash and due from banks(2)	$4,062,298	$4,348,334

Short-term borrowings	$52,285	$52,285

Long-term debt	$866,748	$866,748
Stockholders’ equity:
Preferred stock, Series B Fixed Rate Cumulative Perpetual Preferred Stock, $1,000 liquidation value per share, 235,000 shares authorized; 235,000 shares issued and outstanding, net of discount, actual; 235,000 shares issued and outstanding, as adjusted	223,009	223,009
Common stock, $0.001 par value, 150,000,000 shares authorized; 33,202,387 shares issued and outstanding, actual; 41,002,387 shares issued and outstanding, as adjusted	33	41
Additional paid in capital	92,367	378,395
Retained earnings(3)	726,455	726,455
Accumulated other comprehensive income	25,513	25,513

Total SVBFG stockholders’ equity(4)	1,067,377	1,353,413

Total capitalization	$1,934,125	$2,220,161

(1)	The as adjusted column below gives effect to our use of a portion of the net proceeds of this offering to repurchase 235,000 shares of our Series B Preferred Stock issued to the U.S. Treasury (excluding the related warrant), assuming we receive the necessary approvals from the U.S. Treasury and our banking regulators. The $235.0 million cash to be paid for the Series B Preferred Stock will exceed the $223.0 million carrying amount of the preferred stock by $12.0 million. This excess represents an in-substance preferred stock dividend or acceleration of the remaining discount, which has the effect of reducing net income available to common stockholders and earnings per share in the period in which the repurchase occurs. The as adjusted information discussed in this footnote is illustrative only and will adjust based on the actual public offering price, the other terms of this offering determined at the time of pricing, our actual use of the net proceeds from this offering.

As of September 30, 2009
As Adjusted
(in thousands, except per share data)
Cash and due from banks	$4,111,834

Short-term borrowings	$52,285

Long-term debt	$866,748
Stockholders’ equity:
Preferred stock, Series B Fixed Rate Cumulative Perpetual Preferred Stock, $1,000 liquidation value per share, 235,000 shares authorized; 235,000 shares issued and outstanding, net of discount, actual; no shares issued and outstanding, as adjusted	—
Common stock, $0.001 par value, 150,000,000 shares authorized; 33,202,387 shares issued and outstanding, actual; 41,002,387 shares issued and outstanding, as adjusted	41
Additional paid in capital	378,395
Retained earnings	712,964
Accumulated other comprehensive income	25,513

Total SVBFG stockholders’ equity	1,116,913

Total capitalization	$1,983,661

(2)	The cash and due from banks amount is reported on a consolidated basis, and includes cash held by us and our subsidiaries, including the Bank. Our access to any cash held by our subsidiaries is subject to regulatory, statutory and other applicable requirements, including separate holding company and bank capital regulatory requirements and statutory limits on dividends.
(3)	Balances for all periods presented reflect our adoption of ASC 470-20 (formerly known as FSP APB 14-1).
(4)	Our 2009 adoption of new accounting standards (ASC 810-10-65, formerly known as SFAS No. 160) required us to reclassify our balance sheet presentation for noncontrolling interests.

DESCRIPTION OF CAPITAL STOCK

Common Stock

General

We have 150,000,000 shares of authorized common stock, $0.001 par value per share, of which 33,208,760 shares were outstanding as of October 30, 2009.

Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of funds legally available for dividends. We pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock, for the then current period and, in the case of any cumulative preferred stock, all prior periods. See “Dividend Policy” above for a description of restrictions on our ability to pay dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of Series B Preferred Stock, and any other class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets.

Our Series B Preferred stock has, and any other series of preferred stock upon issuance may have, preference over our common stock with respect to the payment of dividends and the distribution of assets in the event of our liquidation or dissolution. Our preferred stock also has such other preferences as currently, or as may be, fixed by our board of directors.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights. With respect to the election of directors, each stockholder has the right to invoke cumulative voting, which entitles each stockholder to as many votes as shall equal the number of shares held by such stockholder multiplied by the number of directors to be elected. A stockholder may cast all of his or her votes for a single candidate or distribute such votes among as many of the candidates as he or she chooses (up to a maximum of the number of directors to be elected). However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate’s name has been properly placed in nomination prior to the voting in accordance with Article Fifth of our Restated Certificate of Incorporation and the stockholder (or any other stockholder) has given notice at the meeting prior to the voting of the stockholder’s intention to cumulate votes. If any stockholder has given such notice, all stockholders may cumulate their votes for candidates properly placed in nomination.

Our common stock is listed on the NASDAQ Global Select Market. Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Minnesota, N.A.

Restrictions on Ownership

The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Before acquiring control of a California state-chartered bank or its parent company, a person or entity must obtain the prior approval of the California Department of Financial Institutions under the California Banking Law. “Control” means the power to vote 25% or more of the outstanding voting securities or the power to direct the management and policies of a bank or parent company. In addition, direct or indirect ownership, control or power to vote 10% or more of the outstanding voting securities of the bank or parent company is presumed to constitute control of the bank or parent company unless the acquiring person provides the Department with sufficient information to rebut this presumption.

Preferred Stock

General

We are authorized to issue 20,000,000 shares of preferred stock, $0.001 par value, in one or more series, with such designations and such relative voting, dividends, liquidation, conversion and other rights, preferences and limitations as fixed by our board of directors. Our board of directors has designated 1,500,000 shares of our preferred stock as Series A Participating Preferred Stock, none of which have been issued, in connection with the stockholders rights plan as described under “—Preferred Stock Purchase Rights” below. Our board of directors has designated 235,000 shares of our preferred stock as Series B Preferred Stock, all of which have been issued, as described under “—Series B Preferred Stock” below. The authorized but unissued shares of preferred stock may be issued pursuant to resolution by our board of directors without the vote of holders of our capital stock, subject to certain limitations imposed by law or our Bylaws. The description of preferred stock set forth in this prospectus contains only a summary of the terms of such series. You should refer to the applicable certificate of designation for such series of preferred stock for complete information with respect to such preferred stock.

Series B Preferred Stock

Dividends Payable On Shares of Series B Preferred Stock

Holders of shares of Series B Preferred Stock are entitled to receive if, as and when declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period from December 12, 2008 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of shares of Series B Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation preference of $1,000 per share of Series B Preferred Stock with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each of February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2009. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the board of directors or any duly authorized committee of the board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series B Preferred Stock, we are required to provide written notice to the holders of shares of Series B Preferred stock prior to the applicable dividend payment date.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Board of Governors of the Federal Reserve System, or the Federal Reserve Board, is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to Delaware state laws relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series B Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred Stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up.

So long as any shares of Series B Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series B Preferred Stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in the number of diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by our broker-dealer subsidiaries solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of its business;

•	purchases by our broker-dealer subsidiaries of capital stock of SVB Financial for resale pursuant to an offering of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or a subsidiary of us, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent required pursuant to binding contractual agreements entered into before December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we repurchase shares of Series B Preferred Stock from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the Series B Preferred Stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series B Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series B Preferred Stock), with respect to the Series B Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our common stock and any other stock ranking junior to the Series B Preferred Stock from time to time out of any funds legally available for such payment, and the Series B Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Series B Preferred Stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $58,750,000, which equals 25% of the aggregate liquidation amount of the Series B Preferred Stock on the date of issuance. In such a case, we may redeem the Series B Preferred Stock, subject to the approval of Federal Reserve Board, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than us or our subsidiaries after December 12, 2008, of shares of Series B Preferred Stock, common stock or a combination thereof, that in each case qualify as tier 1 capital of SVB Financial at the time of issuance under the applicable risk-based capital guidelines of the Federal Reserve Board. Qualified equity offerings do not include issuances made in connection with acquisitions, issuances of trust preferred securities and issuances of common stock and/or perpetual preferred stock made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008.

After February 15, 2012, the Series B Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve Board, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series B Preferred Stock have no right to require the redemption or repurchase of the Series B Preferred Stock.

If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series B Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series B Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series B Preferred Stock designated for redemption will not affect the redemption of any other Series B Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series B Preferred Stock are to be redeemed, and the number of shares of Series B Preferred Stock to be redeemed (and, if less than all shares of Series B Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of Series B Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Pursuant to ARRA, and subject to approvals of the U.S. Treasury and our banking regulators, we may repurchase the Series B Preferred Stock at any time regardless of whether or not we have completed any qualified equity offerings.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series B Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series B Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to stockholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series B Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series B Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series B Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series B Preferred Stock has been paid in full to all holders of Series B Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series B Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series B Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of Series B Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Stock Market (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series B Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors will be reduced by the number of preferred stock directors that the holders of Series B Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series B Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares of Series B Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by our Restated Certificate of Incorporation, the vote or consent of the holders of at least 66-2/3% of the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

any amendment or alteration of our Restated Certificate of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up;

•

any amendment, alteration or repeal of any provision of the Certificate of Designations for the Series B Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; or

•

any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or of a merger or consolidation of us with another entity, unless the shares of Series B Preferred Stock remain outstanding following any such transaction or, if we are not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series B Preferred Stock or preference securities have rights, preferences, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole.

To the extent of the voting rights of the Series B Preferred Stock, each holder of Series B Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Series B Preferred Stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series B Preferred Stock to effect the redemption.

Preferred Stock Purchase Rights

General

A dividend of one Preferred Share Purchase Right (a “Right”) for each share of our common stock outstanding as of the close of business on November 9, 1998 (the “Record Date”) has been authorized and declared, each Right representing the right to purchase one one-thousandth (0.001) of a share of Series A Preferred at an exercise price of $175.00, subject to adjustment.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (as defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to stockholders and the Rights will attach to and trade only together with the common stock. Accordingly, common stock certificates outstanding on the Record Date evidence the Rights related thereto, and common stock certificates issued after the Record Date will contain a notation incorporating by reference the Preferred Stock Rights Agreement, as amended (the “Rights Agreement”). Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for common stock, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the common stock represented by such certificate.

Distribution Date

The Rights will separate from the common stock, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the tenth (10th) business day (or such later date as may be determined by action of the our board of directors) following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding common stock, or (ii) the close of business on the tenth (10th) business day (or such later date as may be determined by action of the our board of directors) following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock. The earlier of such dates is referred to as the “Distribution Date.”

Issuance of Rights Certificates; Expiration of the Rights

As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) January 31, 2014 (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive one one-thousandth (0.001) share of the Series A Preferred upon exercise and the payment of the purchase price of $175.00 per one one-thousandth (0.001) of a share of the Series A Preferred, subject to adjustment (the “Purchase Price”). In the event that we do not have sufficient Series A Preferred available for all Rights to be exercised, or our board of directors decides that such action is necessary and not contrary to the interests of Rights holders, we may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Common Stock

Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of our common stock then outstanding, then each holder of a Right which has not theretofore been exercised (other than the Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, common stock having a value equal to two times the Purchase Price. The Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by us as set forth below.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of our common stock then outstanding, (i) we are acquired in a merger or other business combination transaction, or (ii) 50% or more of our consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than the Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

At any time after the acquisition by an Acquiring Person of 15% or more of our outstanding common stock and prior to the acquisition by such Acquiring Person of 50% or more of our outstanding common stock, our board of directors may exchange the Rights (other than the Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one common stock per Right.

Redemption

At any time on or prior to the close of business on the earlier of (i) the Distribution Date and (ii) the Final Expiration Date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment.

Adjustments to Prevent Dilution

The Purchase Price payable, the number of Rights, and the number of Series A Preferred or common stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by us as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional portion less than integral multiples of one share of common stock will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the common stock on the last trading date prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of common stock), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

Each one one-thousandth (0.001) of a share of Series A Preferred has rights and preferences substantially equivalent to those of one share of common stock.

Certain Anti-Takeover Effects

The Rights approved by our board of directors are designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt by an acquiror to take over us in a manner or on terms not approved by our board of directors. Takeover attempts frequently include coercive tactics to deprive our board of directors and our stockholders of any real opportunity to determine our destiny. The Rights have been declared by our board of directors in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. We believe these tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of us and will not do so. Subject to the restrictions described above, the Rights may be redeemed by us at $0.001 per Right at any time prior to the Distribution Date.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner that is a “Non-U.S. Holder,” other than a Non-U.S. Holder that owns, or has owned, actually or constructively, more than 5% of our common stock. This discussion does not describe all of the tax consequences that may be relevant to a Non-U.S. Holder in the light of its particular circumstances. A “Non-U.S. Holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	nonresident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and partners in such partnerships are urged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of our common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation (such as alternative minimum tax) that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a Non-U.S. Holder who is subject to special treatment under U.S. federal income tax laws (including a United States expatriate, a “controlled foreign corporation,” a “passive foreign investment company,” a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt organization or an insurance company). Prospective holders are urged to consult their tax advisers with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISERS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions, in general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. Holder’s basis in the common stock and, to the extent such portion exceeds the Non-U.S. Holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Gain on Disposition of Common Stock.”

Dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a Non-U.S. Holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

If a Non-U.S. Holder is engaged in a trade or business in the United States, and if dividends paid to the Non-U.S. Holder are effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise, except that the Non-U.S. Holder will be required to provide us with a properly executed Internal Revenue Service Form W-8ECI in order to claim an exemption from withholding. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

A Non-U.S. Holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on gain realized on a sale or other disposition of our common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States,

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or

•

we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of our common stock is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. person, subject to an applicable income tax treaty providing otherwise. Non-U.S. Holders whose gain from dispositions of our common stock may be effectively connected with a conduct of a trade or business in the United States are urged to consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax.

An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of our common stock. A Non-U.S. Holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the Non-U.S. Holder were a United States person.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends on our common stock regardless of whether withholding was required. Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the Internal Revenue Service in connection with the proceeds from a sale or other disposition of our common stock and the Non-U.S. Holder may be subject to U.S. backup withholding on dividend payments on our common stock or on the proceeds from a sale or other disposition of our common stock. The certification procedures required to claim a reduced rate of withholding under a treaty described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder is not an additional tax and will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, our common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities Inc.	3,315,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,315,000
Keefe, Bruyette & Woods, Inc.	390,000
RBC Capital Markets Corporation	390,000
Sandler O’Neill & Partners, L.P.	390,000

Total	7,800,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.09725 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 1,170,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.82875 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over- allotment exercise	With full over- allotment exercise
Per Share	$1.82875	$1.82875
Total	$14,264,250	$16,403,888

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $460,000 before giving effect to the agreement by the underwriters to reimburse us for certain expenses in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering.

The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, during the period of 90 days following the date of the underwriting agreement (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or announce the offering of any shares of any class of our common stock or any securities convertible into, or exercisable or exchangeable for shares of any class of our common stock (whether such shares or any such securities are now owned or hereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of any class of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of any class of our common stock or such other securities, in cash or otherwise; provided, however, that we may issue, sell, contract to sell or otherwise dispose of or grant options for, shares of any class of our common stock or securities convertible into, or exchangeable for, shares of any class of our common stock: (1) pursuant to the underwriting agreement; (2) pursuant to any benefit plan, dividend reinvestment plan or any 10b5-1 plan in effect as of the date of the underwriting agreement; (3) pursuant to any warrants, stock options or other convertible securities outstanding as of the date of the underwriting agreement; and (4) as consideration for the acquisition by us or one of our subsidiaries from a third party of assets or of equity interests of any other entity which entity would, after giving effect to the acquisition of such equity interests, be a subsidiary of ours.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days beginning on and including the date of the underwriting agreement, may not, without the prior written consent of J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, sell, offer or contract to sell, solicit offers to purchase, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the directors and officers or any of their affiliates or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction. Notwithstanding the foregoing, such persons may transfer any or all of our shares of common stock or any securities convertible into or exchangeable or exercisable for our common stock, either during his or her lifetime or on death, by gift, will or intestate succession, to members of his or her immediate family or to a trust the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however, that it shall be a condition to such transfer that, prior to the transfer, the transferee execute and deliver to the representatives an agreement stating that the transferee is receiving and holding the shares of common stock or other securities subject to, and the transferee agrees to be bound by, the provisions of the same lock-up agreement, and there shall be no further transfer of such shares of common stock or other securities, except in accordance with such lock-up agreement. In addition, the directors and officers may (i) sell or make deemed sales of common stock to us pursuant to net exercises or cashless exercises of options outstanding to the extent that such shares of common stock are not subsequently sold by us on the open market during the lock-up period, (ii) sell shares of common stock to us to discharge income tax liabilities resulting from the vesting of his or her restricted shares, (iii) sell shares of common stock acquired in the open market after the date of the Underwriting Agreement, and (iv) sell up to an aggregate of 40,000 shares of common stock issuable upon the exercise of stock options exercisable on the date of the Underwriting Agreement, which options will expire no later than April 20, 2010. Furthermore,

Mr. Descheneaux may sell up to 6,000 shares of common stock, Mr. Edmonds-Waters may sell up to 2,000 shares of common stock and Mr. Wilcox may adopt a 10b5-1 plan and either (x) sell up to 10,000 shares of common stock issuable upon exercise of stock options exercisable on the date of the underwriting agreement, which options expire no later than April 20, 2010, pursuant to or outside of his 10b5-1 plan, or (y) sell up to 6,000 shares of common stock per month starting after December 31, 2009 pursuant to his 10b5-1 plan. The maximum number of shares that may be sold by Mr. Wilcox during the lock-up period pursuant to the foregoing sentence is 12,000 shares.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is listed/quoted on the NASDAQ Global Select Market under the symbol “SIVB”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over the counter market or otherwise.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer within the EEA of Shares which is the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and the buyer’s representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (Order) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain regulatory matters will be passed upon for us by Manatt, Phelps & Phillips, LLP, San Francisco, California. Davis Polk & Wardwell LLP, Menlo Park, California, will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of SVB Financial Group as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated herein by reference, and upon the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

We “incorporate by reference” certain documents we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus or free writing prospectus provided to you in connection with this offering, or in any other document we subsequently file with the SEC that also is incorporated by reference in this prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

The following documents previously filed with the SEC are hereby incorporated by reference in this prospectus:

•

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including portions of our proxy statement from our 2009 Annual Meeting of Stockholders held on May 12, 2009 to the extent incorporated by reference into such Form 10-K;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on March 2, 2009, May 14, 2009, August 28, 2009, October 7, 2009, November 16, 2009 and November 18, 2009; and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 23, 1987, as amended.

All reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” or may in the future “furnish” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We hereby undertake to provide without charge to each person, including any person with a beneficial ownership interest, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference. Requests for such copies should be directed to our Investor Relations department, at the following address:

SVB Financial Group

3003 Tasman Drive

Santa Clara, CA 95054

(408) 654-6364

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Our Internet address is www.svb.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports or proxy statements filed or furnished pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Any internet addresses provided in this prospectus are for information only and are not intended to be hyperlinks. In addition, the information on or available through our website is not a part of, and is not incorporated or deemed to be incorporated by reference in, this prospectus or any free writing prospectus.

This prospectus constitutes a part of a registration statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock, reference is hereby made to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above or at the SEC’s website described above. Statements contained herein concerning any document filed or incorporated by reference as an exhibit to the registration statement do not purport to be complete, and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

7,800,000 Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch

Co-Managers

Keefe, Bruyette & Woods
RBC Capital Markets
Sandler O’Neill + Partners, L.P.

November 18, 2009